Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of DECEMBER 2025	Commission File Number 1-11854
NATUZZI S.p.A.
(Translation of registrant’s name into English)
Via Iazzitiello 47 70029 Santeramo, Italy
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ⊠ Form 40-F □

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes □ No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

1

Natuzzi Announces Financial Results for the Third Quarter of 2025

3Q 2025: Highlights

▪
Total net sales amounted to €74.4 million, down 0.8% from €75.0 million in 3Q 2024.
▪
Gross margin at 36.0% of revenue, compared to 31.8% in 3Q 2024 which included a 3.9% impact from severance-related costs.
▪
Operating loss of (€1.7) million, compared to an operating loss of (€3.8) million in 3Q 2024.
▪
Net finance costs were (€2.4) million, compared to net finance costs of (€3.3) million in 3Q 2024.
▪
Loss for the period of (€5.1) million, compared to a loss of (€7.4) million in 3Q 2024.
▪
Call of a shareholders’ meeting to adopt appropriate measures pursuant to art. 2446 of the Italian civil code, “Nominal reduction of share capital due to losses”.
▪
As of September 30, 2025, we held €18.1 million in cash, down from €20.3 million as of December 31, 2024. Cash availability includes €9.9 million of proceeds from the disposal of two non-strategic assets, namely the sale of a plot of land in Romania, in addition to the sale of the building in High Point.
▪
The Company continues to actively seek a CEO to lead the restructuring efforts.
▪
Store traffic and written orders remain below expectations, due to a persisting and generalized weakness in consumer confidence in addition to trade duties by the U.S. administration. This may continue to adversely affect our results of operations.

*****

Santeramo in Colle (BA), December 16, 2025 – Natuzzi S.p.A. (NYSE: NTZ) (“we”, “Natuzzi” or the “Company” and, together with its subsidiaries, the “Group”), one of the most renowned brands in the production and distribution of design and luxury furniture, today reports its unaudited financial information for the third quarter and nine months ended September 30, 2025.

Pasquale Natuzzi, Chairman and Chief Executive Officer ad interim of the Group, commented: “The business environment remains highly challenging, marked by persistent geopolitical uncertainty and macroeconomic headwinds that continued to discourage consumer demand and, consequently, sales.

On the other hand, I should emphasize the improvement of 4.1% in the gross margin, exceeding the levels recorded in the first two quarters of the year, mainly due to a sales mix with better margins and savings from the rightsizing of our Chinese operations. Gross margin expansion, however, remains limited by higher industrial labor costs.

2025 Third Quarter Results - page 1

However, the current level of gross result does not allow for an efficient absorption of selling and administrative expenses. While salaries and transportation costs overall decreased in the period, we are aware that they are still too high compared to the size of revenue. Consequently, the management’s challenge is to increase sales and optimize the costs structure at Group level.

Fully aware of these challenges, management is advancing its discussions with the Company’s Board of Directors and Italian governmental institutions to address Company-specific issues and aimed at restoring efficiency and profitability across the Group. We are currently defining the details of a restructuring plan, whose preliminary guidelines include a significant reduction in fixed costs, a more flexible production capacity, the divesting of certain non-strategic Italian assets, and the outsourcing of selected low value-added activities. In this regard, management has recently received a binding offer for the sale of one of its non-strategic assets.

In parallel, we continue to invest in product innovation, design and marketing to enhance customer experience and drive new business opportunities, including through the Trade & Contract Division. The Company remains firmly committed to developing new projects and collections and engaging in promotional events—including international trade fairs and design shows, Natuzzi Congresses and targeted initiatives with real estate developers and designers—to consolidate the Natuzzi brand’s positioning and support commercial performance.

Finally, the search for a new CEO is progressing. We are carefully assessing a shortlist of candidates capable of leading the Company through its restructuring phase with the objective of working towards long-term sustainability. We will inform the market in a timely manner should any material developments arise.”

**********

Call of a shareholders’ meeting to adopt appropriate measures pursuant to art. 2446 of the Italian civil code.

Following the approval of the Company’s unaudited financial statements for the first nine months and third quarter ended September 30, 2025, the Board of Directors has verified that the Company recorded a loss for the quarter of €5.1 million, resulting in a reduction of the share capital by more than one-third, thereby triggering the obligations provided under Article 2446 of the Italian Civil Code.

Article 2446 of the Italian Civil Code - applicable to Italian joint-stock companies (società per azioni) - provides for the nominal reduction of the share capital to reflect the recorded losses

2025 Third Quarter Results - page 2

and requires the Board of Directors to promptly convene a Shareholders’ Meeting to adopt appropriate measures.

Such a share capital reduction is essentially an accounting adjustment that aligns the nominal value of the share capital with its actual current value. As of the date of this press release, the Company remains compliant with all listing requirements. The Company continues to operate normally and the reduction in share capital is not expected to prevent the Company from continuing to strive to achieve the Company’s goals as well as to pursue the implementation of its restructuring plan.

In compliance with these provisions, the Board of Directors resolved to convene the Ordinary Shareholders’ Meeting of the Company in order to consider and vote upon the measures pursuant to Article 2446, paragraph 1, of the Italian Civil Code and any related and consequent resolutions.

The documentation required by law, including the Board’s report on the Company’s financial position and the observations of the Board of Statutory Auditors, will be made available at the Company’s registered office at least eight days prior to the meeting, in accordance with applicable provisions.

**********

2025 - THIRD QUARTER

CONSOLIDATED REVENUE

Consolidated revenue for 3Q 2025 amounted to €74.4 million, compared to €75.0 million in 3Q 2024. The performance in the quarter was still impacted by ongoing macroeconomic, geopolitical, and industry-specific challenges, which continued to dampen consumers’ spending capacity and delay purchases of durable goods. This led to a lower-than-expected order intake which also impacted invoiced sales in the third quarter of 2025.

Sales from upholstered and other home furnishings products amounted to €72.5 million, down 1.2% compared to 3Q 2024. At constant exchange rate, sales from upholstered and other home furnishings products would have increased by 2.4% compared to 3Q 2024.

Revenues from upholstered and other home furnishings products are hereafter described according to the main dimensions of the Group’s business: i) Branded/Unbranded Business; ii) Key Markets; iii) Distribution.

2025 Third Quarter Results - page 3

i.
Branded/Unbranded business

The Group operates in the branded business (with Natuzzi Italia, Natuzzi Editions and Divani&Divani by Natuzzi) and unbranded business, the latter with collections dedicated to large-scale distribution.

The following is the contribution of each Brand in terms of invoiced sales for 3Q 2025:

	3Q 2025	3Q 2024	Delta €	Delta %
Natuzzi Italia	35.2	29.8	5.4	18.2%
Natuzzi Editions	26.0	32.3	(6.3)	(19.5%)
Divani&Divani by Natuzzi	7.6	6.7	0.9	13.3%
Unbranded	3.7	4.6	(0.9)	(19.6%)
Total	72.5	73.4	(0.9)	(1.2%)

Figures in €/million, except percentage.

ii.
Key Markets

Below is a breakdown of upholstery and home-furnishings invoiced sales for 3Q 2025, compared to 3Q 2024, according to the following geographic areas.

	3Q 2025	3Q 2024	Delta €	Delta %
North America	25.2	24.1	1.1	4.7%
Greater China	4.9	6.8	(1.9)	(28.3%)
West & South Europe	22.7	22.1	0.6	2.9%
Emerging Markets	9.0	9.4	(0.4)	(4.8%)
Rest of the World*	10.7	11.0	(0.3)	(2.7%)
Total	72.5	73.4	(0.9)	(1.2%)

Figures in €/million, except percentage.

*Includes South and Central America, Rest of APAC.

iii.
Distribution

During 3Q 2025, the Group distributed its branded collections in 103 countries, according to the following table.

	Direct Retail	FOS**	Total retail stores (Sept. 30, 2025)
North America	22(1)	11	33
Greater China	14(2)	237	251
West & South Europe	28	96	124
Emerging Markets	─	76	76
Rest of the World*	4	89	93
Total	68	509	577

2025 Third Quarter Results - page 4

(1) Included 3 Directly Operated Stores (DOS) in the U.S. managed in joint venture with a local partner. Since the Natuzzi Group does not have full control over each of these DOS, we consolidate only the sell-in from such DOS.

(2) All directly operated by our joint venture in China. Since the Natuzzi Group owns a 49% stake in the joint venture and does not control it, we consolidate only the sell-in from such DOS.

*Includes South and Central America, Rest of APAC.

** FOS = Franchise stores managed by independent partners.

Below is a breakdown of upholstery and home-furnishings invoiced sales for 3Q 2025, compared to 3Q 2024, according to distribution channels.

	3Q 2025	3Q 2024	Delta €	Delta %
Retail DOS	15.9	16.8	(0.9)	(5.6%)
Retail FOS	34.4	30.3	4.1	13.5%
Contract	0.6	-	0.6	N.M.
Wholesale Gallery	16.8	20.0	(3.2)	(15.5%)
Wholesale (Free market)	4.8	6.3	(1.5)	(23.8%)
Total	72.5	73.4	(0.9)	(1.2%)

Figures in €/million, except percentage.

N.M. = Not meaningful

GROSS MARGIN

Gross margin was 36.0%, compared to 31.8% in 3Q 2024 which included a 3.9% impact from severance-related costs accrued last year.

The price-list adjustment implemented by the management and an improved sales mix—with increased sales of higher-margin Natuzzi Italia products—has enabled the Group to protect gross margin.

During 3Q 2025, industrial labor cost totaled (€15.4) million, or (20.7%) of revenue, compared to (€17.3) million, or (23.0%) of revenue in 3Q 2024. Last year, the cost of industrial labor included (€2.9) million of severance-related costs in China.

“Other industrial costs” were (€3.7) million, compared to (€5.0) million in 3Q 2024, mainly as a result of the closure of our Shanghai operations completed last year.

OPERATING EXPENSES

During 3Q 2025, operating expenses, which include selling expenses, administrative expenses, other operating income/expenses, and the impairment of trade receivables, totaled (€28.5) million, or (38.3%) of revenue, compared to (€27.6) million, or (36.9%) of revenue in 3Q 2024.

2025 Third Quarter Results - page 5

Within Selling Expenses, salaries decreased by €0.5 million.

Trade duties were (€2.1) million, increasing from (€1.3) million in 3Q 2024. The Company has implemented price-list adjustments to counterbalance the increase in trade duties.

Transportation costs were (€5.6) million, compared to (€6.4) million in 3Q 2024.

Notably, in the third quarter of last year, the Company benefitted from €1.0 million in extraordinary income related to commercial expenses, whereas they were not significant in 3Q 2025.

Within Administrative expenses, we reported a €0.4 million increase in consultancy expenses in connection with the restructuring plan, and a €0.2 million increase of non-deductible and indirect taxes.

NET FINANCE INCOME/(COSTS)

Net Finance costs were (€2.4) million, compared to a total of (€3.3) million of Net Finance costs in 3Q 2024, mainly as a result of favorable currency movements on trade receivables and payables.

CASH FLOW AND BALANCE SHEET

As of September 30, 2025, we held €18.1 million in cash, down from €20.3 million as of December 31, 2024. The difference in cash during the period is the result of the following:

─
Net cash used by operating activities of (€5.8) million;
─
Net cash provided by investing activities of €3.5 million, which includes proceeds of €7.5 million from the sale of a property in High Point, NC, and €2.4 million from the sale of a plot of land in Romania;
─
Net cash used by financing activities of (€1.5) million;
─
Effect of movements in exchange rates on cash equal to (€0.5) million;
─
Net cash from increased bank-overdraft repayable on demand of €2.1 million.

As of September 30, 2025, we had a net financial position before lease liabilities (cash and cash equivalents minus long-term borrowings minus bank overdraft and short-term borrowings minus current portion of long-term borrowings) of (€32.2) million, compared to (€21.7) million as of December 31, 2024, indicating a deterioration of €10.5 million in the period.

******

2025 Third Quarter Results - page 6

Natuzzi S.p.A. and Subsidiaries
Unaudited consolidated statement of profit or loss for the third quarter of 2025 and 2024 on the basis of IFRS-IAS (expressed in millions Euro, except as otherwise indicated)

	Third quarter ended on		Change	Percentage of revenue
	30-Sep-25	30-Sep-24%		30-Sep-25	30-Sep-24
Revenue	74.4	75.0	-0.8%	100.0%	100.0%
Cost of Sales	(47.6)	(51.1)	-6.8%	-64.0%	-68.2%
Gross profit	26.8	23.9	12.1%	36.0%	31.8%
Other income	1.8	1.3		2.4%	1.8%
Selling expenses	(21.0)	(20.2)	3.8%	-28.2%	-27.0%
Administrative expenses	(9.2)	(8.5)	8.6%	-12.4%	-11.3%
Impairment on trade receivables	(0.0)	(0.3)		0.0%	-0.4%
Other expenses	(0.0)	0.0		0.0%	0.1%
Operating profit/(loss)	(1.7)	(3.8)		-2.4%	-5.0%
Finance income	0.1	0.2		0.2%	0.3%
Finance costs	(2.2)	(2.4)		-3.0%	-3.1%
Net exchange rate gains/(losses)	(0.3)	(1.1)		-0.5%	-1.5%
Net finance income/(costs)	(2.4)	(3.3)		-3.3%	-4.4%
Share of profit/(loss) of equity-method investees	(0.1)	(0.0)		-0.2%	0.0%
Profit/(Loss) before tax	(4.3)	(7.1)		-5.8%	-9.4%
Income tax expense/(benefit)	(0.8)	(0.3)		-1.0%	-0.4%
Profit/(Loss) for the period	(5.1)	(7.4)		-6.8%	-9.9%
Profit/(Loss) attributable to:
Owners of the Company	(5.3)	(7.7)
Non-controlling interests	0.2	0.3

2025 Third Quarter Results - page 7

Natuzzi S.p.A. and Subsidiaries
Unaudited consolidated statement of profit or loss for the nine months of 2025 and 2024 on the basis of IFRS-IAS (expressed in millions Euro, except as otherwise indicated)

	Nine months ended on		Change	Percentage of revenue
	30-Sep-25	30-Sep-24%		30-Sep-25	30-Sep-24
Revenue	230.7	243.9	-5.4%	100.0%	100.0%
Cost of Sales	(150.7)	(156.7)	-3.8%	-65.3%	-64.2%
Gross profit	80.0	87.2	-8.2%	34.7%	35.8%
Other income	8.4	3.8		3.6%	1.6%
Selling expenses	(64.0)	(67.2)	-4.8%	-27.7%	-27.6%
Administrative expenses	(29.2)	(27.0)	8.2%	-12.6%	-11.1%
Impairment on trade receivables	(0.1)	(0.3)		0.0%	-0.1%
Other expenses	(0.4)	(0.1)		-0.2%	0.0%
Operating profit/(loss)	(5.2)	(3.6)		-2.3%	-1.5%
Finance income	0.4	0.6		0.2%	0.2%
Finance costs	(6.7)	(7.3)		-2.9%	-3.0%
Net exchange rate gains/(losses)	(2.2)	(0.7)		-1.0%	-0.3%
Net finance income/(costs)	(8.6)	(7.5)		-3.7%	-3.1%
Share of profit/(loss) of equity-method investees	(0.2)	0.1		-0.1%	0.0%
Profit/(Loss) before tax	(14.0)	(11.0)		-6.1%	-4.5%
Income tax expense/(benefit)	(1.0)	(0.5)		-0.4%	-0.2%
Profit/(Loss) for the period	(15.1)	(11.5)		-6.5%	-4.7%
Profit/(Loss) attributable to:
Owners of the Company	(15.4)	(11.9)
Non-controlling interests	0.3	0.4

Natuzzi S.p.A. and Subsidiaries
Unaudited consolidated statements of financial position (condensed) on the basis of IFRS-IAS (Expressed in millions of Euro)
	30-Sep-25	31-Dec-24
ASSETS
Non-current assets	161.5	175.6
Current assets	126.7	143.4
TOTAL ASSETS	288.2	319.0

EQUITY AND LIABILITIES
Equity attributable to Owners of the Company	35.4	54.0
Non-controlling interests	3.9	4.2
Non-current liabilities	95.0	102.5
Current liabilities	153.9	158.3
TOTAL EQUITY AND LIABILITIES	288.2	319.0

2025 Third Quarter Results - page 8

Natuzzi S.p.A. and Subsidiaries
Reconciliations between Net Financial Position and the most directly comparable measures under IFRS (Expressed in millions of Euro)
	30-Sep-25	31-Dec-24
Cash and cash equivalents	18.1	20.3
Less:
Bank overdrafts and short-term borrowings	28.9	23.3
Current portion of long-term borrowings	5.6	4.5
Long-term borrowings	15.9	14.2
Net Financial Position before lease liabilities	(32.2)	(21.7)

Natuzzi S.p.A. and Subsidiaries
Unaudited consolidated statements of cash flows (condensed)
(Expressed in millions of Euro)	30-Sep-25	31-Dec-24

Net cash provided by (used in) operating activities	(5.8)	1.7
Net cash provided by (used in) investing activities	3.5	(4.3)
Net cash provided by (used in) financing activities	(1.5)	(12.8)
Increase (decrease) in cash and cash equivalents	(3.7)	(15.4)
Cash and cash equivalents, beginning of the year	17.0	31.6
Effect of movements in exchange rates on cash held	(0.5)	0.8
Cash and cash equivalents, end of the period	12.7	17.0

For the purpose of the statements of cash flow, cash and cash equivalents comprise the following:
(Expressed in millions of Euro)	30-Sep-25	31-Dec-24
Cash and cash equivalents in the statement of financial position	18.1	20.3
Bank overdrafts repayable on demand	(5.4)	(3.3)
Cash and cash equivalents in the statement of cash flows	12.7	17.0

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CONFERENCE CALL

The Company will host a conference call on Tuesday, December 17, 2025, at 10:00 a.m. U.S. Eastern time (4.00 p.m. Italy time) to discuss financial information.

To join live the conference call, interested persons will need to either:

i)
dial-in the following number:

Toll/International: +1-412-717-9633, then passcode 39252103#,

or

ii)
click on the following link: https://www.c-meeting.com/web3/join/3PQUFXRW48XTKQ to join via video. Participants also have the option to listen via phone after registering to the link.

**********

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction. Any such securities have not been registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

2025 Third Quarter Results - page 9

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements included in this press release constitute forward-looking statements within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. These statements may be expressed in a variety of ways, including the use of future or present tense language. Words such as “estimate,” “forecast,” “project,” “anticipate,” “likely,” “target,” “expect,” “intend,” “continue,” “seek,” “believe,” “plan,” “goal,” “could,” “should,” “would,” “may,” “might,” “will,” “strategy,” “synergies,” “opportunities,” “trends,” “ambition,” “objective,” “aim,” “future,” “potentially,” “outlook” and words of similar meaning may signify forward-looking statements. These statements involve inherent risks and uncertainties, as well as other factors that may be beyond our control. The Company cautions readers that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to: effects on the Group from competition with other furniture producers, material changes in consumer demand or preferences, significant economic developments in the Group’s primary markets, the Group’s execution of its reorganization plans for its manufacturing facilities, significant changes in labor, material and other costs affecting the construction of new plants, significant changes in the costs of principal raw materials and in energy costs, significant exchange rate movements or changes in the Group’s legal and regulatory environment, including developments related to the Italian Government’s investment incentive or similar programs, the duration, severity and geographic spread of any public health outbreaks (including the spread of any future epidemic), consumer demand, our supply chain and the Company’s financial condition, business operations and liquidity, the geopolitical tensions and market uncertainties resulting from the ongoing armed conflict between Russia and Ukraine, the Israel-Hamas war and other conflicts in the Middle East, the inflationary environment and potential increases in interest rates and energy prices, as well as protectionist trade policies, tariffs and related retaliatory measures. The Company cautions readers that the foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and events. Additional information about potential factors that could affect the Company’s business and financial results is included in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s most recent Annual Report on Form 20-F. The Company undertakes no obligation to update any of the forward-looking statements after the date of this press release.

Use of non-GAAP Measures

This press release discusses Net Financial Position, which is a non-IFRS measure used by management internally and constitutes a non-GAAP financial measure defined in accordance with US Securities and Exchange Commission rules and regulations. We believe that Net Financial Position provides useful and relevant information regarding our performance and our ability to assess our financial performance and financial position. Reconciliations between Net Financial Position and the most directly comparable measures under IFRS is provided in this press release.

About Natuzzi S.p.A.

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. is one of the most renowned brands in the production and distribution of design and luxury furniture. As of September 30, 2025, Natuzzi distributes its collections worldwide through a global retail network of 577 monobrand stores in addition to galleries. Natuzzi products embed the finest spirit of Italian design and the unique craftmanship details of the “Made in Italy”, where a predominant part of its production takes place. Natuzzi has been listed on the New York Stock Exchange since May 13, 1993. Committed to social responsibility and environmental sustainability, Natuzzi S.p.A. is ISO 9001 and 14001 certified (Quality and Environment), ISO 45001 certified (Safety on the Workplace) and FSC® Chain of Custody, CoC (FSC-C131540).

For information:

Natuzzi Investor Relations

Piero Direnzo | tel. +39 080-8820-812 | pdirenzo@natuzzi.com

Natuzzi Corporate Communication

Giancarlo Renna (Communication Manager) | tel. +39. 342.3412261 | grenna@natuzzi.com

Barbara Colapinto | tel. +39 331 6654275 | bcolapinto@natuzzi.com

2025 Third Quarter Results - page 10

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NATUZZI S.p.A.
(Registrant)

Date:	DECEMBER 16, 2025	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi